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August 4, 2000

VIA HAND DELIVERY

John D. Reynolds, Esq.
Office of Small Business
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 3-4
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Stewart Finance Company;
                  Registration Statement on Form SB-2 (File No. 333-76243)

Dear Mr. Reynolds:

         Pursuant to Rule 477(a) and (c) under the Securities Act of 1933, as amended, Stewart Finance Company, a Georgia corporation (the "Company") hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's registration statement on Form SB-2 (File No. 333-76243), originally filed with the SEC on April 14, 1999, as amended by pre-effective amendment no. 1, filed with the SEC on November 5, 1999 (the registration statement, as so amended, being referred to as the "Registration Statement").

         For reasons that the staff has been apprised of supplementally in the course of its review of and comment on the Registration Statement, the Company has determined not to proceed with the rescission offer for the securities described therein. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

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John D. Reynolds, Esq.
Office of Small Business
August 4, 2000
Page 2

         If you have questions or comments about the foregoing, please call the undersigned at (706) 486-4163 or either Donald Meiers, Esq. at (202) 828-1871, Allison Wade, Esq. or Stanley H. Pollock, Esq. at (404) 817-8500 of Holland & Knight LLP, the Company's counsel.

                                Very truly yours,
                                /s/ John B. Stewart, Jr.
                                ------------------------------------
                                John B. Stewart, Jr.
                                President

cc:      Allison Wade, Esq., Holland & Knight LLP
         Stanley H. Pollock, Esq., Holland & Knight LLP
         Donald H. Meiers, Esq., Holland & Knight LLP